Exhibit 99.5

MOGO FINANCE TECHNOLOGY INC.

CERTIFICATE OF OFFICER

TO:	ALL CANADIAN SECURITIES REGULATORY AUTHORITIES

RE:	ABRIDGEMENT OF TIME PRESCRIBED BY SUBSECTION 2.1(b), 2.2(1) and 2.5(1) IN ACCORDANCE WITH SECTION 2.20 OF NATIONAL INSTRUMENT 54-101 - COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

The undersigned, Alice Davidson, duly appointed Vice President & General Counsel of Mogo Finance Technology Inc. (the "Corporation"), hereby certifies for and on behalf of the Corporation and not in her personal capacity, intending that the same may be relied upon by you without further enquiry, that the Corporation is relying on Section 2.20 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Instrument") pertaining to the abridgement of time prescribed by subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument and that the requirements set forth in Section 2.20 have been complied with. Specifically:

(a)	the Corporation has arranged to have proxy-related materials for the annual general and special meeting of the Corporation to be held June 18, 2018 sent in compliance with the applicable timing requirements in section 2.12 of the Instrument;

(b)	the Corporation has fixed the record date for notice to be at least 40 days prior to the meeting and sends notification of the meeting and record dates under section 2.2 of the Instrument at least 3 business days prior to the record date for notice;

(c)	the Corporation has arranged to carry out all the requirements of the Instrument in addition to those described in paragraph (a) above; and

(d)	the Corporation is relying upon section 2.20 of the Instrument.

DATED this 15th day of May, 2018.

By:	(“Alice Davidson”)
Alice Davidson Vice President & General Counsel